November 9, 2007

VIA OVERNIGHT DELIVERY AND EDGAR

United State Securities and Exchange Commission
Division of Corporation Finance
Attention: Andrew P. Schoeffler
Washington, D.C. 20549-7010

Re:           ECO2 Plastics, Inc.
Form SB-2 Registration Statement
File No. 333-143117

Dear Mr. Schoeffler:

Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter on behalf of ECO2 Plastics, Inc., a Delaware corporation (the “Company”), as the Company’s request to withdraw its Form SB-2 Registration
Statement, File No. 333-143117, effective immediately.  The Company believes that withdrawing the Form SB-2
Registration Statement at this juncture and refilling at a later date is in the best interest of the Company and its shareholders.  None of the securities requested for registration were sold pursuant to the Form SB-2
Registration Statement.

Please do not hesitate to contact me with any questions or concerns or if I can be of additional assistance.

ECO2 PLASTICS, INC.

/s/ David M. Otto

David M. Otto
General Counsel & Director